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December 4, 2014
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:     Jay Ingram, Legal Branch Chief
Kamyar Daneshvar, Staff Attorney
Re:    Tecogen Inc.
Registration Statement on Form S-3
Originally Filed October 28, 2014
Amendment No. 1 Filed November 26, 2014
File No. 333-199634
Dear Staff:
We are submitting this letter on behalf of Tecogen Inc (the “Company” or “TGEN”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated December 1, 2014 relating to the Company’s Amended Registration Statement on Form S-3 (File No. 333-199634) filed with the Commission on November 26, 2014 (“ Amended Registration Statement No. 1”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.
General

1.	Please amend your filing to include currently-dated signatures and an updated auditor’s consent.

We have updated the signature dates. In order negate the necessity of an updated auditor's consent, we have deleted Part I. These change will be reflected in our amendment to Amended Registration Statement No 1. In addition, there have been no material changes in the Company's financial statements since October 28, 2014, the date that the original version of the aforementioned Form S-3 was filed.
* * *
In connection with responding to the Staff's comments, the Company hereby acknowledge and shall state in any future request for acceleration:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 466-6403 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447 if you have any questions or require additional information.Sincerely,

TECOGEN INC.

By: /s/ David A. Garrison
David A. Garrison
Chief Financial Officer